August 16, 2010

Jeff Jaramillo
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3030

Re:          Infrared Systems International
Form 10-K for the fiscal year ended September 30, 2009
Filed December 18, 2009
Form 8-K dated April 16, 2010
Filed April 21, 2010
File No. 333-147367

Dear Mr. Jaramillo:

The following are our responses to your comment letter of August 2, 2010.

Form 8-K dated April 16, 2010 and Form 8-K dated April 21, 2010

1.	Please refer to our prior comment 1 and respond to the following:

•
Please clarify for us Propalms involvement in the transaction.  We noted that the first paragraph of your Form 8-K dated April 16, 2010 refers to the transaction by and between Infrared Systems International (“IFRS”), Take Flight Equities, Inc. (“Purchaser”), Propalms, Inc. (“Propalms”), William M. Wright III, an individual (“Wright”), and Gary E. Ball, an individual (“Ball”).  But your further discussion does not discuss ProPalms’ involvement and explains only that pursuant to the Agreement, IFRS sold 11,557,217 shares of authorized and previously unissued shares of Common Stock, representing 89.9%  of the outstanding stock of IFRS immediately after the transaction, to TFE for a purchase price of $200,000, consisting of $30,000 cash and a promissory note for $170,000.

ANSWER: Propalms, Inc. was the parent company of Focus Systems, Inc. (“Focus”) prior to entry into this Agreement.  Focus’ business operations, were run by Wright, and ProPalms and Focus had determined that Focus business no longer fit into ProPalm’s overall business operations plan.  Therefore, ProPalms facilitated Wright’s removal of  Focus from under the ProPalms umbrella, by participating in this Agreement through the execution of the Guaranty and the subsequent Acquisition Agreement discussed in the Company’s 8-K dated April 16, 2010 and filed April 21, 2010.  ProPalms participation in the Agreement was primarily for the purpose of ensuring notice since ProPalms had agreed to provide the Guaranty.

•
We also noted from your 8-K that Propalms has agreed to pay one half of the then-outstanding note in the event that TFE defaults in a payment of the Note, pursuant to the terms of a Guaranty Agreement executed at the Closing.  Please tell us the terms of the Guaranty Agreement and clarify the relationship between ProPalms and TFE.  If William Wright is not affiliated with ProPalms in any way, please clarify why they were willing to guaranty the Note.  Also, explain why you believe that William Wright is not affiliated with Propalms when he was the President and CEO of Focus prior to the Acquisition, when Focus was a wholly owned subsidiary of ProPalms, as further disclosed in your Form 8-K dated April 21, 2010.

ANSWER:  The Guaranty executed by ProPalms was solely a payment guaranty and provided in material part that in the event of a non-payment event by TFE of its payment obligations under the Note, IAI (currently under the leadership of Gary Ball) could seek repayment from ProPalms of one-half (1/2) of the unpaid balance of the Note.

•
Please provide us with the ownership structure of ProPalms and provide us with the individuals or entities that are the majority owners.

ANSWER:  ProPalms is a public company (PRPM.PK) and according to its Annual Report for its year ending January 1, 2010, ProPalms lists the following officers and directors and their respective ownership interest as follows:

▪	Robert Zysblat, President & Director, holding 100,000 Preferred C Shares and 90,000,000 Common shares (beneficially owning 26.91%)

▪	Owen Dukes, Chief Executive Officer & Director Number, holding 100,000 Preferred C Shares and 96,000,000 Common shares 96,000,000 (beneficially owning 28.43%)

•
We see that Wendy Ball resigned and remaining Directors appointed William Wright to fill her vacancy.  Please clarify for us if there is any relationship between William Wright and Gary Ball.  Please provide us with your rationale that supports your conclusion.

ANSWER:  There is no relationship between Gary Ball and William Wright.  They had no prior business or personal relationships prior to this transaction.

•
Please tell us about the operations of TFE, the Purchaser, including the nature of any assets and liabilities.  Please provide us with the most current annual and interim financial statements of TFE.

ANSWER:  TFE is a non-operating company. There are no assets or liabilities of TFE.

•
We see from your response that the transaction results in a change in control of IFRS.  Please tell us your consideration of FASB ASC 805-10-55-12 (formerly paragraph A12 of SFAS 141R) in determining who the accounting acquirer is in this transaction.  As part of your response please provide us with your detail consideration of each of the pertinent facts and circumstances as outlined and discussed in the referenced guidance.

ANSWER: The transaction was effectively completed on April 14, 2010, which will be accounted for as a reverse acquisition and recapitalization of the Company, through a wholly-owned subsidiary, TFE, whereby TFE is deemed to be the ultimate accounting acquirer (legal acquiree) and the Company to be the ultimate accounting acquiree (legal acquirer). The accompanying consolidated financial statements for the fiscal year ended September 30, 2009 will be in substance those of TFE, including the historical assets and liabilities, and the historical results and operations of TFE since it is prior to the date of the reverse acquisition. The consolidated financial statements for the fiscal year ended September 30, 2010 will be in substance those of TFE, with the assets and liabilities, and revenues and expenses, of the Company being included effective from the date of stock exchange transaction. The Company is deemed to be a continuation of the business of TFE, through its wholly-owned subsidiary, Accordingly, the accompanying consolidated financial statements for the fiscal year ended September 30, 2010 will include the following:

(1)	the balance sheet consists of the net assets of the accounting acquirer at historical cost and the net assets of the accounting acquiree at historical cost;

(2)	the financial position, results of operations, and cash flows of the accounting acquirer for all periods presented as if the recapitalization had occurred at the beginning of the earliest period presented and the operations of the accounting acquiree from the date of stock exchange transaction.

•
We noted that the shares issued to TFE were placed in escrow and will be released as amounts are paid on the promissory note.  Please tell us how you considered this as part of your determination of the accounting acquirer and the acquisition. Clarify how many shares remain in escrow.

ANSWER: All of the shares remain in escrow.  Ball has claimed a Non-payment Event and filed a Form 4 on July 28, 2010 declaring his position that the shares have transferred to him and that the obligations of payment on the Note have been transferred to him as well.  There has been no change in the Board of Directors.  The parties are in on-going discussions regarding settlement of this declared default.

2.
We noted that concurrent with the transaction between TFE and IFRS, the Company transferred all of the current assets and liabilities of IFRS to IAI.  As provided in the Agreement, IAI will be managed by Gary Ball, the former CEO of IFRS, pursuant to a Management and Distribution Agreement.  Within 15 months after the Closing, either the stock of IAI or the net proceeds from the sale of IAI’s assets will be distributed to the holders of record of IFRS common stock as of the close of business on March 23, 2010, the “Subsidiary Distribution.”  Please further explain the terms of the Subsidiary Distribution and the reasons for the distribution.  Please also explain why the acquisition was structured in this way.

ANSWER:  The Agreement provides for the distribution or sale of the IFRS Sub.  Within the period of time specified in the IFRS Sub Agreement, upon the written election of Ball, either (i) all of the IFRS Sub Stock will be distributed by IFRS Sub, at its sole expense, to the Pre-Transactions IFRS Stockholders, (ii) the net proceeds from the sale of substantially all of the assets of IFRS Sub will be distributed by IFRS Sub, at its sole expense, to the Pre-Transaction IFRS Stockholders, or (iii) provided that the fair market value of IFRS Sub is then less than One Million Dollars ($1,000,000), all of the outstanding assets of IFRS Sub will be sold to Ball for the then fair market value of IFRS Sub, subject to indemnification by Ball of IFRS for any liabilities of IFRS Sub, and the net proceeds from such sale will be distributed by IFRS Sub, at its sole expense, to the Pre-Transaction IFRS Stockholders.  For purposes of clause (iii) of this Section 1.02(b), the fair market value of IFRS Sub shall be determined by an appraiser selected by Ball and reasonably acceptable to IFRS.

The Agreement also provided for the Escrow of IFRS Sub Stock.  At the Closing Date, the IFRS Sub Stock was placed in escrow pursuant to the Escrow Agreement together with an executed assignment in blank with respect to the IFRS Sub Stock.  Upon the occurrence of an IFRS Sub Transfer Event, the IFRS Sub Stock is set to be transferred to Ball and Ball shall be responsible for complying with the distribution.

This Agreement was structured this way at the insistence of the Seller (Ball).

3.	With regard to the acquisition of Focus Systems from Propalms, five days following the transaction with TFE, please address the following:

•
Please clarify how the company anticipates accounting for the acquisition of Focus.  Since you acquired 100% of Focus Systems, it is unclear why you refer to a cost method of purchase accounting.  Cite the applicable GAAP accounting guidance upon which you based your accounting.  We refer you to FASB ASC 805.

ANSWER: We inadvertedly referred to the use of the cost method of purchase accounting in the context of the purchase since the confusion rest with the three materiality thresholds fell below the 20% materiality requirement for issuance of an 8-K. The transaction will actually be recorded in accordance with FASC ASC 805 at it fair market value in that the cash, computer equipment and customer lists will be recorded at their fair market value on the date of the acquisition. Any impairment from that date through the quarter ending will be written off to its net realizable value in the statement of operations. The Company will evaluate the recoverability of its property, plant, equipment, and other assets in accordance with FASB Accounting Standards Codification 360 “Property, Plant and Equipment” (formerly SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”), which requires recognition of impairment of long-lived assets in the event the net book value of such assets exceed the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate.

•
Please also tell us your consideration as to whether these entities are entities under common control.  We noted from your disclosures that TFE is wholly owned by William Wright and William Wright is also the CEO of Focus Systems.

ANSWER: Yes, the entities are under common control.

•
Please tell us about the operations of Focus including the nature of any assets and liabilities. Please provide us with the most current annual and interim financial statements of Focus.

ANSWER: Focus is a provider of remote desktop and voice over IP technical services.  Assets consist of computers and peripherals. Liabilities include accrued accounts payable, credit debt, and notes payable.  Financial statements (unaudited):

Profit and Loss	2009 Annual	2010 Jan-Jun
Income	$ 79,981.50	$39,771.55
Less: Cost of Goods Sold	(15,613.06)	(7,776.47)
Gross Profit	64,368.44	31,995.08
Less: Operating Expense	(433,795.29)	(205,734.74)
Net Ordinary Income	(369,426.85)	173,739.66
Less: Other Income/Exp.	(2,454.96)	(21,673.92)
Net Income	($ 371,881.81)	($ 195,413.58)

Balance Sheet	Dec 31, 2009	Jun 30, 2010
Assets
Cash and equivalents	$ 8,282.87	$ 6,186.89
Accounts Receivable	66,346.38	5,844.85
Other Assets	2,600	200.00
Total Current Assets	77,229.25	12,231.74
Fixed Assets (less: Deprec)	14,000.00	5,000.00
Other Assets	9,675.03
Total Assets	$ 100,904.28	$ 17,231.74
Liabilities & Equity
Current Liabilities
Accounts Payable	$ 7,436.54	$ 24,083.84
Credit Cards	9,764.66	19,561.04
Other Current Liabilities	361,852.25	59,458.59
Total Current Liabilities	379,053.45	103,103.47
Notes and Lines of Credit	102,000.00	202,491.02
Total Liabilities	$ 481,053.45	$ 305,594.49

Equity
Opening Balance Equity	500.00	500.00
Capital Stock	40,000.00	115,500.00
Preferred Stock	4,100.00	218,300.00
Retained Earnings	(52,867.36)	(427,249.17)
Net Income	(371,881.81)	(195,413.58)
Total Equity	($ 380,149.17)	(288,362.75)

Total Liabilities & Equity	$ 100,904.28	$ 17,231.74

Form 10-Q for the quarterly period ended March31, 2010

Item 4. Controls and procedures, page 14

4.
We see from your disclosure that your management, including Mr. Gary E. Ball, evaluated the effectiveness of the Company’s disclosure controls and procedures as of September 30, 2009, the end of the period covered by the annual report, and based on that evaluation concluded that your disclosure controls and procedures were ineffective.  Your disclosure appears to be outdated in that it refers to your evaluation as of September 30, 2009, rather than March 31, 2010 and makes reference to Gary Ball as the CEO and CFO, when it appears from your other disclosures that he no longer held that position at that date.  We also note that the certifications included with the Form 10-Q were signed by William M. Wright, your current President and Principal Financial Officer.  Please amend your Form 10-Q for the period ended March 31, 2010 to disclose the results of your evaluation of the effectiveness of your disclosure controls and procedures as of March 31, 2010 and to remove the references to Gary Ball.

ANSWER:  The Form 10-Q has been amended and is being re-filed.

5.	We also note that you provided Management’s Report on Internal Control over Financial Reporting in your Form 10-Q for the period ended March 31, 2010. We further note that the first paragraph of your disclosure refers to your evaluation as of September 30, 2009, but the last paragraph says that based on that evaluation your CEO and CFO concluded that a material weakness existed as March 31, 2010. Please note that Exchange Act Rules 13a-15 and 15d-15 only require you to perform an assessment of the effectiveness of your internal control over financial reporting as of the end of each fiscal year and Item 308 of Regulation S-K only requires you to disclose your management’s conclusion on the effectiveness of your internal control over financial reporting in your annual reports filed on Form 10-K.

•
Tell us whether you performed as assessment of your internal control over financial reporting as of March 31, 2010, or amend the filing to remove all references to conclusions reached or material weaknesses identified as of that date.

ANSWER: The Form 10-Q has been amended and is being re-filed.

•
If you choose to continue to include the disclosures required by Item 308 of Regulation S-K, please revise the filing to clearly disclose the date as of which you completed your last assessment, the conclusion reached by your management as of that date on the effectiveness of your internal control over financial reporting, and disclose any material weaknesses identified as of that date.

     ANSWER: The Form 10-Q has been amended and is being re-filed.

Sincerely,

/s/William Wright
William Wright
Chief Executive Officer